UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Rule 13d - 102)



 Information to be included in statements filed pursuant to Rules 13d-1(b), (c)
    and (d) and amendments thereto filed pursuant to Rule 13d-2(b) under the
                         Securities Exchange Act of 1934




                                Telkom SA Limited
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                                (Name of Issuer)




                   Ordinary Shares, par value R10.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



   None (the CUSIP number for the American Depositary Shares representing the
                          Ordinary Shares is 879603108)
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                November 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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       NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Public Investment Commissioners (established in terms of Act 45 of 1984), acting on behalf of the Government Employees Pension Fund (established in terms of the Government Service Pension Act 57 of 1973 and renamed by the Government Employees Pension Law, Proclamation 21 of 1996), holding through Black Ginger 33 (Proprietary) Limited (a company registered and incorporated with limited liability in the Republic of South Africa) as the registered holder of the securities.

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a) [ ]
       (b) [ ]

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  3    SEC USE ONLY

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       CITIZENSHIP OR PLACE OF ORGANIZATION
  4
       REPUBLIC OF SOUTH AFRICA
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                 5   SOLE VOTING POWER

                     84,111,804

  NUMBER OF   ------------------------------------------------------------------
   SHARES        6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           -0-
    EACH
  REPORTING   ------------------------------------------------------------------
   PERSON        7   SOLE DISPOSITIVE POWER
    WITH
                     84,111,804

              ------------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                     -0-

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       84,111,804

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.1%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------

Item 1.

(a)     Name of Issuer.

        Telkom SA Limited

(b)     Address of Issuer's Principal Executive Offices.

        Telkom Towers North
        152 Proes Street
        Pretoria 0002
        Republic of South Africa


Item 2.

(a)     Name of Person Filing.

        Public Investment Commissioners (established in terms of Act 45 of
        1984), acting on behalf of the Government Employees Pension Fund (established in terms of the Government Service Pension Act 57 of 1973 and renamed by the Government Employees Pension Law, Proclamation 21 of
        1996), holding through Black Ginger 33 (Proprietary) Limited (a company registered and incorporated with limited liability in the Republic of South Africa) as the registered holder of the Ordinary Shares.


(b)     Address of Principal Business Office or, if none, Residence.

        PIC Building
        Glenfield Office Park
        Oberon Avenue
        Faerie Glen, 0043
        The Republic of South Africa

(c)     Citizenship.

        Republic of South Africa

(d)     Title of Class of Securities.

        Ordinary Shares per value R10.00 per shares (the "Ordinary Shares").

(e)     CUSIP Number.

        None. However, the CUSIP number for the American Depositary Shares representing the Ordinary Shares is 879603108.

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4.  Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned: 84,111,804.

(b)     Percent of Class: 15.1%.

(c)     Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote 84,111,804 .

        (ii)  shared power to vote or to direct the vote -0-.

        (iii) sole power to dispose or to direct the disposition of 84,111,804.

        (iv)  shared power to dispose or to direct the disposition of -0-.


Item 5.  Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8.  Identification and Classification of Member of the Group.

        Not applicable.

Item 9.  Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  November 26, 2004
                                        ------------------------------------
                                                        Date

                                                 /s/ Tshepo Mahloele
                                        ------------------------------------
                                                      Signature

                                         Head of Isibaya Fund and Corporate
                                          Finance, a division of the Public
                                              Investment Commissioners
                                        ------------------------------------
                                                     Name/Title